JOINT FILER INFORMATION

Name:	Urstadt Property Company, Inc.

Address:	2 Park Place, Bronxville, New York 10708

Designated Filer:	Charles J. Urstadt

Issuer & Ticker Symbol:	Urstadt Biddle Properties Inc. (UBP)
(Common Stock)

Date of Event	October 16, 2008
Requiring Statement:

Signature:	Urstadt Property Company, Inc.

/s/ Charles J. Urstadt by Willing L. Biddle as Attorney in Fact
By: Charles J. Urstadt
by Willing L. Biddle as Attorney in Fact

Charles J. Urstadt
Chairman